UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Acme Communications, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

004631107
(CUSIP Number of Class of Securities)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Shahe Sinanian, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-9200

December 11, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(continued on following pages)

Page 1of 14 Pages

CUSIP No. 004631107	13D/A	Page 2 of 14 Pages

1	Name of Reporting Person:

Wynnefield Partners Small Cap Value, L.P.
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

WC (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		735,047 shares (See Item 5)
Number of	8	Shared Voting Power
Shares
Beneficially		-0- shares (See Item 5)
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		735,047 shares (See Item 5)
	10	Shared Dispositive Power

		-0- shares (See Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

735,047 shares (See Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

4.6% (See Item 5)
14	Type of Reporting Person

PN

CUSIP No. 004631107	13D/A	Page 3 of 14 Pages

1	Name of Reporting Person:

Wynnefield Small Cap Value Offshore Fund, Ltd.
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

WC (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Cayman Islands
	7	Sole Voting Power

		994,000 shares (See Item 5)
Number of	8	Shared Voting Power
Shares
Beneficially		-0- shares (See Item 5)
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		994,000 shares (See Item 5)
	10	Shared Dispositive Power

		-0- shares (See Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

994,000 shares (See Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

6.2% (See Item 5)
14	Type of Reporting Person

CO

CUSIP No. 004631107	13D/A	Page 4 of 14 Pages

1	Name of Reporting Person:

Wynnefield Partners Small Cap Value, L.P. I
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

WC (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		1,041,232 shares (See Item 5)
Number of	8	Shared Voting Power
Shares
Beneficially		-0- shares (See Item 5)
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		1,041,232 shares (See Item 5)
	10	Shared Dispositive Power

		-0- shares (See Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,041,232 shares (See Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

6.5% (See Item 5)
14	Type of Reporting Person

PN

CUSIP No. 004631107	13D/A	Page 5 of 14 Pages

1	Name of Reporting Person:

Channel Partnership II, L.P.
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

WC (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

New York
	7	Sole Voting Power

		19,000 shares (See Item 5)
Number of	8	Shared Voting Power
Shares
Beneficially		-0- shares (See Item 5)
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		19,000 shares (See Item 5)
	10	Shared Dispositive Power

		-0- shares (See Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

19,000 shares (See Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

0.1% (See Item 5)
14	Type of Reporting Person

PN

CUSIP No. 004631107	13D/A	Page 6 of 14 Pages

1	Name of Reporting Person:

Wynnefield Capital, Inc. Profit Sharing Plan
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

WC (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

N/A
	7	Sole Voting Power

		40,000 shares (See Item 5)
Number of	8	Shared Voting Power
Shares
Beneficially		-0- shares (See Item 5)
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		40,000 shares (See Item 5)
	10	Shared Dispositive Power

		-0- shares (See Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

40,000 shares (See Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

0.2% (See Item 5)
14	Type of Reporting Person

EP

CUSIP No. 004631107	13D/A	Page 7 of 14 Pages

1	Name of Reporting Person:

Wynnefield Capital Management LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

AF (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

N/A
	7	Sole Voting Power

		1,776,279 (1) shares (See Item 5)
Number of	8	Shared Voting Power
Shares
Beneficially		-0- shares (See Item 5)
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		1,776,279 (1) shares (See Item 5)
	10	Shared Dispositive Power

		-0- shares (See Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,776,279 (1) shares (See Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

11.1% (See Item 5)
14	Type of Reporting Person

OO (Limited Liability Company)

(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP No. 004631107	13D/A	Page 8 of 14 Pages

1	Name of Reporting Person:

Wynnefield Capital, Inc.
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

AF (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Cayman Islands
	7	Sole Voting Power

		994,900 (1) shares (See Item 5)
Number of	8	Shared Voting Power
Shares
Beneficially		-0- shares (See Item 5)
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		994,900 (1) shares (See Item 5)
	10	Shared Dispositive Power

		-0- shares (See Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

994,900 (1) shares (See Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

6.2% (See Item 5)
14	Type of Reporting Person

CO

(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP No. 004631107	13D/A	Page 9 of 14 Pages

1	Name of Reporting Person:

Nelson Obus
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

AF (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States of America
	7	Sole Voting Power

		19,000 (1) shares (See Item 5)
Number of	8	Shared Voting Power
Shares
Beneficially		-0- shares (See Item 5)
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		19,000 (1) shares (See Item 5)
	10	Shared Dispositive Power

		-0- shares (See Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person

19,000 (1) shares (See Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

0.1% (See Item 5)
14	Type of Reporting Person

IN

(1) Nelson Obus, as sole general partner of Channel Partnership II, L.P. holds an indirect beneficial interest in these shares which are directly beneficially owned by Channel Partnership II, L.P.

This Amendment No. 6 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on November 17, 2004, as amended by Amendment No. 1, filed with the Commission on December 29, 2004, Amendment No. 2, filed with the Commission on May 17, 2005, Amendment No. 3, filed with the Commission on August 19, 2005, Amendment No. 4, filed with the Commission on March 14, 2006 and Amendment No. 5, filed with the Commission on October 19, 2006 (collectively, the “Schedule 13D”), by Wynnefield Partners Small Cap Value, L.P. (“Partnership”), Wynnefield Partners Small Cap Value, L.P. I (“Partnership I”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Fund”), Channel Partnership II, L.P. (“Channel”), Nelson Obus (“Mr. Obus”), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. Profit Sharing Plan (“Profit Sharing Plan”) and Wynnefield Capital, Inc. (“WCI” and, collectively with Partnership, Partnership I, Fund, Channel, Obus, WCM and Profit Sharing Plan, the “Wynnefield Group”), with respect to the shares of common stock, par value $0.01 per share, of Acme Communications, Inc., a Delaware corporation with its principal executive offices located at 2101 E. Fourth Street, Suite 202A, Santa Ana, California 92705 (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

The response to Item 3 is hereby amended and supplemented by adding the following:

As of the date of this Amendment, the Wynnefield Group beneficially owned in the aggregate 2,830,179 shares of Common Stock, constituting approximately 17.6% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,046,763 shares outstanding on November 13, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Commission on November 14, 2007).

Each of the Wynnefield Group entities set forth below made its most recent purchase of shares of Common Stock on December 10, 2007, December 11, 2007, December 13, 2007 or December 14, 2007, for the consideration shown in the following table:

Name	Number of Shares Purchased	Consideration Paid

Partnership*	13,100	$35,465.00

Partnership-I*	9,501	$25,277.75

Fund**	16,400	$46,010.00

*	WCM has an indirect beneficial ownership interest in these shares of Common Stock.

**	WCI has an indirect beneficial ownership interest in these shares of Common Stock.

Such shares of Common Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns Common Stock. Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants, except the Profit Sharing Plan, which is an employee profit sharing plan of WCI.

Item 5.	Interests in Securities of the Issuer.

The response to Item 5 is hereby amended and restated in its entirety as follows:

(a) - (c) As of December 14, 2007, the Wynnefield Group beneficially owned in the aggregate, 2,830,179 shares of Common Stock, constituting approximately 17.6% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,046,763 shares outstanding on November 13, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Commission on November 14, 2007). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares

Partnership *	735,047	4.6%
Partnership-I *	1,041,232	6.5%
Fund **	994,900	6.2%
Channel***	19,000	0.1%
Profit Sharing Plan	40,000	0.2%

*	WCM has an indirect beneficial ownership interest in these shares of Common Stock.

**	WCI has an indirect beneficial ownership interest in these shares of Common Stock.

***	Mr. Obus has an indirect beneficial ownership interest in these shares of Common Stock.

WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI, as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The Profit Sharing Plan is an employee profit sharing plan of WCI. Mr. Obus and Mr. Landes share the power to vote and dispose of the Profit Sharing Plan’s investments in securities.

Mr. Obus is the general partner of Channel and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Channel beneficially owns. Mr. Obus, as the general partner of Channel, has the sole power to direct the voting and disposition of the shares of Common Stock that Channel beneficially owns.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 2,830,179 shares of Common Stock, constituting approximately 17.6% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 16,046,763 shares outstanding on November 13, 2007, as set forth in the Issuer’s most recent report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Commission on November 14, 2007).

The filing of this Amendment and the inclusion of information herein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Group, except as described herein, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

The Wynnefield Group has made purchases of shares of Common Stock during the past 60 days as follows:

Name	Date	Number of Shares	Price Per Share

Partnership	November 2, 2007	10,000	$3.59
Partnership	December 7, 2007	2,500	$3.05
Partnership	December 10, 2007	5,800	$2.95
Partnership	December 13, 2007	7,500	$2.75
Partnership	December 14, 2007	5,600	$2.65

Partnership - I	November 15, 2007	350	$3.31
Partnership - I	November 16, 2007	10,000	$3.25
Partnership - I	November 19, 2007	6,200	$3.20
Partnership - I	November 20, 2007	5,100	$3.15
Partnership - I	November 21, 2007	1,100	$3.15
Partnership - I	December 7, 2007	3,800	$3.05
Partnership - I	December 10, 2007	8,700	$2.95
Partnership - I	December 11, 2007	1,001	$2.75
Partnership - I	December 14, 2007	8,500	$2.65

Fund	December 7, 2007	3,700	$3.05
Fund	December 10, 2007	8,500	$2.95
Fund	December 14, 2007	7,900	$2.65

(d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 14, 2007

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN

By:	/s/ Nelson Obus
Nelson Obus, Authorized Signatory

CHANNEL PARTNERSHIP II, L.P.

By:	/s/ Nelson Obus
Nelson Obus, General Partner

/s/ Nelson Obus,
Nelson Obus, Individually